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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                                 (RULE 13D-101)
                    INFORMATION TO BE INCLUDED IN STATEMENTS
                       FILED PURSUANT TO RULE 13D-1(A) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(A)
                               (AMENDMENT NO. 2)*

                         Candlewood Hotel Company, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, Par Value $.01 Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  13741M 1081
                                 (CUSIP Number)


                             John Evangelakos, Esq.
                             Sullivan & Cromwell LLP
                                125 Broad Street
                          New York, New York 10004-2498
                                 (212) 558-4000

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                October 27, 2003
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

----------

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO. 13741M 1082                              PAGE   3     OF   15    PAGES
         --------------                                 -------    -------

--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSONS.
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
                 Olympus Growth Fund, II, L.P.
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS (SEE INSTRUCTIONS)
                 Not applicable
--------------------------------------------------------------------------------
   5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
         2(d) OR 2(e)                                                        [ ]
--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
                 State of Delaware
--------------------------------------------------------------------------------
       NUMBER OF          7    SOLE VOTING POWER
         SHARES                        2,098,480
      BENEFICIALLY        ------------------------------------------------------
        OWNED BY          8    SHARED VOTING POWER
          EACH                         0
       REPORTING          ------------------------------------------------------
         PERSON           9    SOLE DISPOSITIVE POWER
          WITH                         2,098,480
                          ------------------------------------------------------
                          10   SHARED DISPOSITIVE POWER
                                       0
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 2,098,480(1)(2)
--------------------------------------------------------------------------------
  12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE
         INSTRUCTIONS)                                                       [ ]
--------------------------------------------------------------------------------

----------

(1) The Reporting Person above is a party to a Voting Agreement (as defined herein). As a result of this Voting Agreement, the stockholders party to the Voting Agreement may be deemed to constitute a "group" for purposes of
      Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") with respect to the 14,873,218 shares of Common Stock (as defined herein) representing sixty-two percent (62%) of the outstanding voting power of the Issuer that are subject to the Voting Agreement. The Reporting Person above disclaims beneficial ownership of any securities owned by any of the other signatories to the Voting Agreement and the filing of this statement on Schedule 13D shall not be deemed an admission that the Reporting Person above and any other person or persons constitute a "group" for purposes of Section 13(d)(3) of the Exchange Act or Rule 13d-5 thereunder.

(2) The number of shares was calculated by reference to shares of Common Stock (as defined herein) beneficially owned by the reason of the Series A Cumulative Convertible Preferred Stock, Series B Cumulative Convertible Preferred Stock and warrants beneficially owned by the Reporting Person above.

(3) The Reporting Person above is a party to a Voting Agreement (as defined herein). As a result of this Voting Agreement, the stockholders party to the Voting Agreement may be deemed to constitute a "group" for purposes of
      Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") with respect to the 14,873,218 shares of Common Stock (as defined herein) representing sixty-two percent (62%) of the outstanding voting power of the Issuer that are subject to the Voting Agreement. The Reporting Person above disclaims beneficial ownership of any securities owned by any of the other signatories to the Voting Agreement and the filing of this statement on Schedule 13D shall not be deemed an admission that the Reporting Person above and any other person or persons constitute a "group" for purposes of Section 13(d)(3) of the Exchange Act or Rule 13d-5 thereunder.

(4) The percentage was calculated by taking the aggregate amount of shares beneficially owned by the Reporting Person above in item 11 and dividing that number by the total number of shares of Common Stock equivalents (representing both outstanding shares of Common Stock and the voting shares attributable to the Series A Preferred Stock (as defined herein) and the Series B Preferred Stock (as defined herein) voting together with the Common Stock on "an as converted" basis and including the shares beneficially owned by the Reporting Person above by reasons of Warrants.

--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 8.8%(3)(4)
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
                 PN
--------------------------------------------------------------------------------

----------

                                  SCHEDULE 13D

CUSIP NO. 13741M 1081                              PAGE    5    OF   15    PAGES
         --------------                                 -------    -------

--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSONS.
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
                 Olympus Executive Fund, L.P.
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS (SEE INSTRUCTIONS)
                 Not applicable
--------------------------------------------------------------------------------
   5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
         2(d) OR 2(e)                                                        [ ]
--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
                 State of Delaware
--------------------------------------------------------------------------------
       NUMBER OF          7    SOLE VOTING POWER
         SHARES                        21,222
      BENEFICIALLY        ------------------------------------------------------
        OWNED BY          8    SHARED VOTING POWER
          EACH                         0
       REPORTING          ------------------------------------------------------
         PERSON           9    SOLE DISPOSITIVE POWER
          WITH                         21,222
                          ------------------------------------------------------
                          10   SHARED DISPOSITIVE POWER
                                       0
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 21,222(1)(2)
--------------------------------------------------------------------------------
  12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE
         INSTRUCTIONS)                                                       [ ]
--------------------------------------------------------------------------------

----------

(1) The Reporting Person above is a party to a Voting Agreement (as defined herein). As a result of this Voting Agreement, the stockholders party to the Voting Agreement may be deemed to constitute a "group" for purposes of
      Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") with respect to the 14,873,218 shares of Common Stock (as defined herein) representing sixty-two percent (62%) of the outstanding voting power of the Issuer that are subject to the Voting Agreement. The Reporting Person above disclaims beneficial ownership of any securities owned by any of the other signatories to the Voting Agreement and the filing of this statement on Schedule 13D shall not be deemed an admission that the Reporting Person above and any other person or persons constitute a "group" for purposes of Section 13(d)(3) of the Exchange Act or Rule 13d-5 thereunder.

(2) The number of shares was calculated by reference to shares of Common Stock (as defined herein) beneficially owned by the reason of the Series A Cumulative Convertible Preferred Stock, Series B Cumulative Convertible Preferred Stock and warrants beneficially owned by the Reporting Person above.

(3) The Reporting Person above is a party to a Voting Agreement (as defined herein). As a result of this Voting Agreement, the stockholders party to the Voting Agreement may be deemed to constitute a "group" for purposes of
      Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") with respect to the 14,873,218 shares of Common Stock (as defined herein) representing sixty-two percent (62%) of the outstanding voting power of the Issuer that are subject to the Voting Agreement. The Reporting Person above disclaims beneficial ownership of any securities owned by any of the other signatories to the Voting Agreement and the filing of this statement on Schedule 13D shall not be deemed an admission that the Reporting Person above and any other person or persons constitute a "group" for purposes of Section 13(d)(3) of the Exchange Act or Rule 13d-5 thereunder.

(4) The percentage was calculated by taking the aggregate amount of shares beneficially owned by the Reporting Person above in item 11 and dividing that number by the total number of shares of Common Stock equivalents (representing both outstanding shares of Common Stock and the voting shares attributable to the Series A Preferred Stock (as defined herein) and the Series B Preferred Stock (as defined herein) voting together with the Common Stock on "an as converted" basis and including the shares beneficially owned by the Reporting Person above by reasons of Warrants.

--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 0.1%(3)(4)
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
                 PN
--------------------------------------------------------------------------------

----------

                                  SCHEDULE 13D

CUSIP NO. 13741M 1081                            PAGE     7    OF   15     PAGES
         --------------                              ----------  ----------

--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSONS.
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
                 RSM, L.L.C.
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (SEE INSTRUCTIONS)                                              (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
   3     SEC USE ONLY
--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS (SEE INSTRUCTIONS)
                 Not applicable
--------------------------------------------------------------------------------
   5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
         2(d) OR 2(e)                                                        [ ]
--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
                 State of New York
--------------------------------------------------------------------------------
       NUMBER OF          7     SOLE VOTING POWER
         SHARES                        0
      BENEFICIALLY        ------------------------------------------------------
        OWNED BY          8     SHARED VOTING POWER
          EACH                         2,098,480(1)
       REPORTING          ------------------------------------------------------
         PERSON           9     SOLE DISPOSITIVE POWER
          WITH                         0
                          ------------------------------------------------------
                          10    SHARED DISPOSITIVE POWER
                                       2,098,480(1)
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 2,098,480(1)(2)
--------------------------------------------------------------------------------
  12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (SEE INSTRUCTIONS)                                                  [ ]
--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 8.8%(1)(2)
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
                 OO
--------------------------------------------------------------------------------

--------------------
(1)   RSM, L.L.C. is a general partner to Olympus Growth Fund II, L.P.

(2) RSM, L.L.C. disclaims beneficial ownership of any securities owned by any of the signatories to the Voting Agreement and the filing of this statement on
Schedule 13D shall not be deemed an admission that RSM, L.L.C. and any other person or persons constitute a "group" for purposes of Section 13(d)(3) of the Exchange Act or Rule 13d-5 thereunder

      This Amendment No. 2 (this "Schedule 13D"), hereby amends and supplements with respect to the parties signatories hereto (the "Reporting Persons") (i) the statement on Schedule 13D filed by Olympus Growth Fund, L.P. a Delaware limited partnership and Olympus Executive Fund, L.P. a Delaware limited partnership on October 3, 1997 and Amendment No. 1 thereto, filed on July 10, 1998, relating to the common stock, par value $.01 per share (the "Common Stock") of Candlewood Hotel Company, Inc., a Delaware corporation (the "Issuer"). The Reporting Persons have entered into a Joint Filing Agreement, dated November 6, 2003, a copy of which is attached hereto as Exhibit 4.

ITEM 2. IDENTITY AND BACKGROUND

      Item 2 is hereby amended and supplemented with the information listed on
Schedule I hereto.

ITEM 4. PURPOSE OF TRANSACTION.

      Item 4 is hereby amended and supplemented as follows:

      As of the date of this Schedule 13D, none of the Reporting Persons has any plans or proposals with respect to the Issuer that relate to or could result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D other than the following:

      On October 27, 2003, the Issuer entered into (i) a Purchase and Sale Agreement among Hospitality Properties Trust, a Maryland real estate investment trust ("HPT"), the Issuer and certain of its affiliates and JPD Corporation, a Kansas Corporation (the "Hotel Purchase Agreement"), (ii) an Asset Purchase and Sale Agreement among Six Continents Hotels, Inc., a Delaware corporation ("SCH"), the Issuer and Candlewood Hotel Company, L.L.C., a Delaware limited liability company (the "Brand Purchase Agreement") and (iii) a Termination Agreement among HPT CW Properties Trust, John G. Murray, trustee of HPT CW MA Realty Trust, HH HPT CW II Properties LLC, HPT, the Issuer and Candlewood Leasing No. 1, Inc., (the "Termination Agreement", and together with the Hotel Purchase Agreement and the Brand Purchase Agreement, the "Transaction Agreements"), pursuant to which the Issuer will sell substantially all of its assets.

      Simultaneously with the Issuer entering into the Transaction Agreements, the Reporting Persons, Jack P. DeBoer ("DeBoer"), MONY Life Insurance Company, Pecks Management Partners Ltd., Private Equity Investors III, L.P., Equity-Linked Investors-II, JPMorgan Chase Bank, J.P. Morgan Partners (SBIC), LLC, Arbor Lake Club, Ltd. ("ALC"), (the "Stockholders"), have entered into a Voting Agreement (the "Voting Agreement") by and among the Stockholders and SCH and HPT. The total number of shares of Common Stock equivalents (representing both outstanding shares of Common Stock and the voting shares attributable to the Series A Preferred Stock and the Series B Preferred Stock voting together with the common Stock on "an as converted" basis) subject to the Voting Agreement is 14,873,218, representing sixty-two percent (62%) of the outstanding voting power of the Issuer. As a result of this Voting Agreement, the stockholders party to the Voting Agreement may be deemed to constitute a "group" for purposes of Section 13(d)(3) of the Exchange Act with respect to the 14,873,218 shares of Common stock of the outstanding voting power of the Issuer that are subject to the Voting Agreement. Stockholders party to the Voting Agreement disclaim beneficial ownership of any securities owned by any of the other stockholders who are signatories to the Voting Agreement and the filing of this statement on Schedule 13D shall not be deemed an admission that the stockholders party to the Voting Agreement and any other person or persons constitute a "group" for purposes of Section 13(d)(3) of the Exchange Act or Rule 13d-5 thereunder. Pursuant to the Voting Agreement, each of the Stockholders agreed, among other things, to vote all of the shares of capital stock of the Issuer which each Stockholder is entitled to vote: (a) in favor of
(i) approval of the terms of the transactions contemplated by the Transaction Agreements, with any modifications approved by such Stockholders, (ii) any action required to consummate such transactions contemplated by the Transaction Agreements and (iii) the adoption of the Plan of Dissolution (the "Plan of Dissolution") with any modifications approved by such Stockholders, provided that each of the matters listed in the above clauses (i), (ii) and (iii) are contemporaneously approved; (b) against any offer or proposal (each, a

"Purchase Proposal") concerning any (A) merger, consolidation, business combination, or similar transaction involving the Issuer or any of its subsidiaries, (B) sale, lease or other disposition directly or indirectly by merger, consolidation, business combination, share exchange, joint venture, or otherwise of assets representing 25% or more of the consolidated assets of the Issuer and its subsidiaries or any of (x) the properties subject to the Hotel Purchase Agreement or (y) the assets subject to the Brand Purchase Agreement,
(C) issuance, sale, or other disposition of (including by way of merger, consolidation, business combination, share exchange, joint venture, or any similar transaction) securities (or options, rights or warrants to purchase, or securities convertible into or exchangeable for such securities) of the Issuer or any of its affiliates that are a party to the Hotel Purchase Agreement, (D) transaction in which any person shall acquire beneficial ownership, or the right to acquire beneficial ownership or any group shall have been formed which beneficially owns or has the right to acquire beneficial ownership of 25% or more of the outstanding voting capital stock of the Issuer or (E) any combination of the foregoing; (c) prior to the closing (the "Closing") of the transactions contemplated by the Transaction Agreements, against any action or proposal involving the Issuer or any of the its subsidiaries that is intended, or could reasonably be expected, to prevent, impede, interfere with, delay, postpone or adversely affect the transactions contemplated by the transactions contemplated by the Transactions Agreements; (d) in favor of the amendment to the Issuer's Certificate of Incorporation to change the name of the Issuer; and
(e) in favor of the adoption of the amendments to the Certificate of Amendment of Certificate of Designations, Preferences and Relative, Participating, Optional and Other Special Rights of Preferred Stock and Qualifications, Limitations and Restrictions thereof of Series A Cumulative Convertible Preferred Stock and Series B Cumulative Convertible Preferred Stock of the Issuer (the "Certificate of Designation", as amended, the "Amended Certificate").

      In addition, the Stockholders agreed, prior to the Closing, not to sell, transfer, assign, pledge, encumber or otherwise dispose of any shares of capital stock of the Issuer, subject, in certain cases, to the rights of third parties with respect to such shares. Each Stockholder agreed, prior to the Closing, not to take certain other actions that could lead to a Purchase Proposal.

      The Voting Agreement shall terminate upon the earliest to occur of (i) the consent of each of the parties to the Voting Agreement, (ii) the termination of either the Hotel Purchase Agreement or the Brand Purchase Agreement or (iii) February 28, 2004. The Voting Agreement shall terminate with respect to a discretionary account (discretionary accounts shall mean (i) JPMCB, formerly known as Morgan Guaranty Trust Company of New York, as Trustee of the Commingled Pension Trust Fund (Multi-Market Special Investment Fund II) of JPMCB, (ii) JPMCH, formerly known as Morgan Guaranty Trust Company of New York, as Trustee of the Multi-Market Special Investment Trust Fund of JPMCB, (iii) JPMCB, formerly known as Morgan Guaranty Trust Company of New York, as Investment Manager and Agent for the Alfred P. Sloan Foundation (Multi-Market Account) and
(iv) Peck's Management Partners Ltd.) and such Discretionary Account shall have no further obligations under the Voting Agreement, at such time as shares of the Issuer's stock are no longer held in such Discretionary Account.

      In connection with the transactions contemplated by the Transaction Agreements, on October 27, 2003, (i) the Stockholders (not including ALC), the Warren D. Fix Family Partnership, L.P. ("WDFF"), Warren D. Fix ("Fix") and the Issuer entered into an amendment to the Amended and Restated Stockholders Agreement (the "Stockholders Agreement Amendment") which amended the Amended and Restated Stockholders Agreement, dated July 10, 1998 (the "Stockholders Agreement"), by and among the Issuer, Doubletree Corporation, a Delaware corporation ("Doubletree"), WDFF, Fix, DeBoer, the Stockholders (not including
ALC), LNR, Advance Offshore I, Advance Capital I, Allied, Allied Capital Corporation II, the FFJ 1997 Nominee Trust, Harbor Investments Ltd., Strong Special Investment Limited Partnership and Strong Quest Limited Partnership and the Stockholders and (ii) the Issuer Board of Directors (the "Issuer Board") adopted the Plan of Dissolution. Both of the Stockholders Agreement Amendment and the Plan of Dissolution provide that upon the Closing of the asset sales to HPT and SCH, the Issuer will decrease the number of the directors on the Issuer Board to five directors. The Issuer's bylaws have been amended so that upon the Closing of the transactions contemplated by the Transaction Agreements and upon the approval of the Amended Certificate by the stockholders, the authorized number of members of the Issuer Board will be five. The Stockholders Agreement Amendment requires that after the Closing, the Issuer's five-member Board will consist of two directors who were previously designated by the holders of a majority of the outstanding Series A Cumulative Convertible Preferred Stock (the "Series A Preferred Stock"), one Director who was previously designated by the holders of a majority of the outstanding Series B Cumulative Convertible Preferred Stock (the "Series B Preferred Stock") and two directors, one of whom will be an independent Director, who were previously designated by holders of a majority of the outstanding Common Stock. Each director will serve until such person's successor is elected or until such person's death, retirement, resignation or removal. It is anticipated that the restructuring of the Issuer Board will be accomplished by the voluntary resignation of certain current directors.

      Subject to its obligation under the Voting Agreement, each Reporting Person expects to evaluate on an ongoing basis the Issuer's financial condition and prospects and their interest in, and intentions with respect to, the Issuer. Accordingly each Reporting Person reserves the right to change its plans and intentions at any time, as it deems appropriate. In particular, although each Reporting Person has no present intention to acquire any shares of Common Stock and has no present intention to dispose of any of such shares, each Reporting Person may acquire additional shares of Common Stock or securities convertible or exchangeable for Common Stock and/or may dispose of shares of Common Stock. Any such transactions may be effected at any time and from time to time. To the knowledge of the Reporting Persons, each of the persons listed on Schedule I hereto may make the same evaluation and may have the same reservations.

      This Item 4 is qualified in its entirety by reference to the Voting Agreement, Amended Certificate and the Stockholders Agreement Amendment which are filed as Exhibits 1, 2 and 3 hereto, and which are incorporated herein by reference.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

      Items 5(a) and 5(b) are hereby amended in their entirety as follows:

      (a); (b). According to information provided to the Reporting Persons by the Issuer, the number of shares of Common Stock outstanding as of October 7, 2003 was 9,025,000. Rows 7-11 and 13 of the cover pages to this Amendment No. 2 are hereby incorporated by reference. The total number of shares of Common Stock equivalents (representing both outstanding shares of Common Stock and the voting shares attributable to the Series A Preferred Stock and the Series B Preferred Stock voting together with the Common Stock on "an as converted" basis) subject to the Voting Agreement is 14,873,218, representing sixty-two percent (62%) of the outstanding voting power of the Issuer. As a result of this Voting Agreement, the stockholders party to the Voting Agreement may be deemed to constitute a "group" for purposes of Section 13(d)(3) of the Exchange Act with respect to the 14,873,218 shares of Common Stock of the outstanding voting power of the Issuer that are subject to the Voting Agreement. Stockholders party to the Voting Agreement disclaim beneficial ownership of any securities owned by any of the other stockholders who are signatories to the Voting Agreement and the filing of this statement on Schedule 13D shall not be deemed an admission that the stockholders party to the Voting Agreement and any other person or persons constitute a "group" for purposes of Section 13(d)(3) of the Exchange Act or Rule 13d-5 thereunder. Each Reporting Person has no knowledge, and makes no representation, regarding whether any other person listed on Schedule I (other than the directors or executive officers, as the case may be, of the Reporting Person that are listed on Schedule I) is the beneficial owner of any shares of Common Stock. As to the directors or executive officers, as the case may be, of the Reporting Persons that are listed on Schedule I, to the best knowledge of the Reporting Persons, no such director or executive officer is the beneficial owner of any shares of Common Stock. The stockholders party to the Voting Agreement disclaim beneficial ownership of any shares held by any other party to the Voting Agreement.

      This Item 5 is qualified in its entirety by reference to the Voting Agreement, the Stockholders Agreement Amendment and the Amended Certificate, which are filed as Exhibits 1, 2 and 3 hereto, and which are incorporated herein by reference.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      Item 6 is hereby amended and supplemented as follows:

      Pursuant to the Voting Agreement, each of the Stockholders agreed, among other things, to vote all of the shares of capital stock of the Issuer which each Stockholder is entitled to vote: (a) in favor of (i) approval of the terms of the transactions contemplated by the Transaction Agreements, with any modifications approved by such Stockholders, (ii) any action required to consummate such transactions contemplated by the Transaction Agreements and
(iii) the adoption of the Plan of Dissolution with any modifications approved by such Stockholders, provided that each of the matters listed in the above clauses
(i), (ii) and (iii) are contemporaneously approved; (b) against any offer or proposal; (c) in favor of the amendment to the Issuer's Certificate of Incorporation to change the name of the Issuer; and (d) in favor of the adoption of the Amended Certificate; and (e) prior to the Closing, not to sell, transfer, assign, pledge, encumber or otherwise dispose of any shares of capital stock of the Issuer, subject, in certain cases, to the rights of third parties with respect to such shares. Each Stockholder has agreed, prior to the Closing, not to take certain other actions that could lead to a Purchase Proposal. The Voting Agreement shall terminate upon the earliest to occur of (i) the consent of each of the parties to the Voting Agreement, (ii) the termination of either the Hotel Purchase Agreement or the Brand Purchase Agreement or (iii) February 28, 2004. The Voting Agreement shall terminate with respect to the a Discretionary
Account and such Discretionary Account shall have no further obligations under the Voting Agreement, at such time as shares of the Issuer's stock are no longer held in such Discretionary Account.

      The Certificate of Designation was amended so that concurrent with the Closing of the transactions contemplated by the asset sales to HPT and SCH, the holders of the Issuer's Series A Preferred Stock and Series B Preferred Stock shall no longer be entitled to receive any dividends, including any dividends that have accrued and remain unpaid and in the event of any liquidation, dissolution or winding up of the affairs of the Issuer, the liquidation preferences of the holders of the Issuer's Series A Preferred Stock and Series B Preferred Stock shall be reduced to a total of $25,000,000 in proceeds from the sale of the Issuer's assets or any assets of the Issuer after payment or provision for all obligations or liabilities of the Issuer. Such payment to the holders of the Issuer's Series A Preferred Stock and Series B Preferred Stock shall be made before any payment shall be made or any assets distributed to the holders of the Issuer's Common Stock. Holders of the Issuer's Common Stock shall receive, on a pro-rata basis among all holders of the Common Stock, a total of $500,000 in net liquidation proceeds. After payment in full of net liquidation proceeds, the holders of the Issuer's Series A Preferred Stock and Series B Preferred Stock shall be entitled to receive ninety percent (90%) of the remaining net liquidation proceeds of the Issuer and holders of the Issuer's Common Stock shall be entitled to receive ten percent (10%) of the remaining net liquidation proceeds of the Issuer.

      The Stockholder Agreement was amended so that immediately upon the Closing, the Issuer Board shall be reduced to five members and the holders of Series A Preferred Stock and Series B Preferred Stock may appoint or replace any of their designees to the Issuer Board as follows: (i) the holders of the Series A Preferred Stock are entitled, through a nominating committee or other procedure adopted by the Issuer Board, to designate for nomination by the Issuer Board two nominees for election to the Issuer Board, (ii) the holders of Series B Preferred Stock are entitled, through a nominating committee or other procedure adopted by the Issuer Board, to designate for nomination by the Issuer Board one nominee for election to the Issuer Board, and (iii) Doubletree, DeBoer, WDFF and Fix are entitled, through a nominating committee or other procedure adopted by the Issuer Board, to designate for nomination by the Issuer Board two nominees for election to the Issuer Board (one of whom shall be an independent director).

      This Item 6 is qualified in its entirety by reference to the Voting Agreement, the Amended Certificate and the Stockholders Agreement Amendment, which are filed as Exhibits 1, 2 and 3 hereto, and which are incorporated herein by reference.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

     EXHIBIT         DESCRIPTION
     -------         -----------

           1         Voting Agreement, dated as of October 27, 2003.

           2 Form of Certificate of Amendment of Certification of Designations, Preferences and Relative, Participating, Optional and Other Special Rights of Preferred Stock and Qualifications, Limitations and Restrictions thereof of Series A Cumulative Convertible Preferred Stock and Series B Cumulative Convertible Preferred Stock of Candlewood Hotel Company, Inc., dated as of October 27, 2003

           3 Amendment No. 1 to the Amended and Restated Stockholders Agreement, dated as of October 27, 2003.

           4         Joint Filing Agreement, dated as of November 6, 2003.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 6, 2003


                                  OLYMPUS GROWTH FUND II, L.P.

                                  By:    OGP II, L.P., its General Partner
                                           By:  RSM, L.L.C., its General
                                                  Partner



                                           By:        /s/ Robert S. Morris
                                               ---------------------------------
                                                 Name:  Robert S. Morris
                                                 Title: Managing Member


                                  OLYMPUS EXECUTIVE FUND, L.P.

                                  By:    OEF, L.P., its General Partner
                                           By: RSM, L.L.C., its General Partner



                                           By:        /s/ Robert S. Morris
                                               ---------------------------------
                                                 Name:  Robert S. Morris
                                                 Title: Managing Member


                                  RSM, L.L.C.


                                           By:        /s/ Robert S. Morris
                                               ---------------------------------
                                                 Name:  Robert S. Morris
                                                 Title: Managing Member

                          OLYMPUS GROWTH FUND II, L.P.

            The following information is provided for the general partner of OGF, its general partners and managing members of its general partners.

            The business address of each of the persons listed below is Metro Center, One Station Place, Stamford, CT 06430.

I. The general partner of OGF is OGP II, L.P. ("OGP II"). OGP II is a Delaware limited partnership and its principal occupation is to act as a general partner of OGFII.


II. The general partners of OGP II are the following entities:

            a) RSM, L.L.C. is a Delaware limited liability company and its principal occupation is to act as a general partner of OGP II.

            Managing member of RSM, L.L.C. is Robert S. Morris. Mr. Morris' principal occupation is president of Olympus Advisory Partners, Inc. Mr. Morris is a United States citizen.

            b) Conroy, L.L.C. is a Delaware limited liability company and its principal occupation is to act as a general partner of OGP II.

            Managing member of Conroy, L.L.C. is James A. Conroy. Mr. Conroy's principal occupation is partner of Olympus Advisory Partners, Inc. Mr. Conroy is a United States citizen.

            c) LJM, L.L.C. is a Delaware limited liability company and its principal occupation is to act as a general partner of OGP II.

            Managing member of LJM, L.L.C. is Louis J. Mischianti. Mr. Mischianti's principal occupation is partner of Olympus Advisory Partners, Inc. Mr. Mischianti is a United States citizen.

            d) Nibur, L.L.C. is a Delaware limited liability company and its principal occupation is to act as a general partner of OGP II.

            Managing member of Nibur, L.L.C. is Paul A. Rubin, Mr. Rubin's principal occupation is partner of Olympus Advisory Partners, Inc. Mr. Rubin is a United States citizen.

                          OLYMPUS EXECUTIVE FUND, L.P.

            The business address of each of the persons listed below is Metro Center, One Station Place, Stamford, CT 06430.

I. The general partner of OEF is OEF, L.P. OEF, L.P. is a Delaware limited partnership and its principal occupation is to act as a general partner of OEF.

II. The general partners of OEF, L.P. are the following entities:

            a) RSM Corporation is a Delaware Corporation and its principal occupation is to act as a general partner of OEF, L.P.

            President of RSM Corporation is Robert S. Morris. Mr. Morris' principal occupation is president of Olympus Advisory Partners, Inc. Mr. Morris is a United States citizen.

            b) Conroy Corporation is a Delaware corporation and its principal occupation is to act as a general partner of OEF, L.P.

            President of Conroy Corporation is James A. Conroy. Mr. Conroy's principal occupation is partner of Olympus Advisory Partners, Inc. Mr. Conroy is a United States citizen.

            c) LJM Corporation is a Delaware corporation and its principal occupation is to act as a general partner of OEF, L.P.

            President of LJM Corporation is Louis J. Mischianti. Mr. Mischianti's principal occupation is partner of Olympus Advisory Partners, Inc. Mr. Mischianti is a United States citizen.Exhibit A


                                  Page 15 of 15